Exhibit 99.1

Royal Standard Minerals Retains Equicom Group for Investor Relations Services
and Launches New Website

CUSIP #780919106	OTCBB: RYSMF

Toronto, Ontario – April 12, 2012 – Royal Standard Minerals Inc. (OTCBB:RYSMF) (the “Company” or “Royal Standard”) today announced that it has retained The Equicom Group Inc. (“Equicom”) to provide strategic investor relations and financial communications services.

The Equicom Group is a wholly-owned subsidiary of TMX Group Inc, and provides strategic communications services to approximately 120 public companies across a diverse range of industries from its offices in Toronto, Calgary and San Diego. Equicom has formed unparalleled relationships within the North American investment community and specifically in the mining industry working with over 25 companies ranging from exploration to production worldwide.

Philip Gross, Interim President and Chief Executive Officer, commented, “The engagement of The Equicom Group reinforces Royal Standard’s new corporate strategy following the recent changes to the management team, and our goal to strengthen commitment to investor communications as the company reaches critical milestones.”

Paul G. Smith, Chairman of the Board, further commented, “We are delighted to be engaging with a tier one caliber firm and we look forward to working closely with Equicom in delivering a clear message to our shareholders.”

Neither Equicom nor any of its principals have an ownership interest, directly or indirectly, in Royal Standard Minerals Inc. or its securities, nor has the Company granted Equicom or its principals any rights to acquire any such interests.

Launch of New Corporate Website

The Company is also pleased to announce the launch of a new corporate website. As a hub for corporate communications, the new corporate website will emphasize meaningful content around a user-friendly and intuitive environment allowing the Company’s investor base 24 hour access to all corporate information. The Company is committed to maintaining a current website.

About Royal Standard Minerals Inc.

Royal Standard Minerals is a junior mining and exploration company with multiple high quality gold projects in Nevada, USA. The Company’s flagship, Goldwedge Mine, is located southeast of the Round Mountain gold mine in central Nevada. Royal Standard explores and develops gold and polymetallic properties.  The Company’s current portfolio of gold exploration projects includes Fondaway Canyon, Pinon, and Dixie Comstock. The Company intends to aggressively explore and develop its Nevada gold projects and acquire additional prospective gold properties, to create a development pipeline that can fuel further growth.

For more information please visit www.royalstandardminerals.com or contact:

Nisha Hasan, Investor Relations
TMX Equicom
Tel: 416-815-0700 ext. 258
E: nhasan@equicomgroup.com

Or

Adena Philips, Corporate Strategy
Royal Standard Minerals
aphilips@manhattanminerals.com

Disclaimer for Forward-Looking Information

This news release contains forward-looking statements, including about current expectations on the timing of project development. These forward-looking statements entail various risks and uncertainties that could cause actual results may differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about Royal Standard’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com . Readers are urged to read these materials. Royal Standard assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.